Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm in the Registration Statement (Form S-8 No. 333-00000) pertaining to the registration of 1,067,891 and 167,427 additional shares of common stock of The Knot, Inc. (the “Company”), under the Company’s 1999 Stock Incentive Plan (Amended and Restated as of March 27, 2001) and the Company’s Employee Stock Purchase Plan, respectively, and to the incorporation by reference therein of our reports dated March 6, 2007, with respect to the consolidated financial statements and schedule of The Knot, Inc. included in its Form 10-K for the year ended December 31, 2006, The Knot, Inc. management's assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of The Knot, Inc., filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

New York, New York
March 14, 2007